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                 SECURITIES AND EXCHANGE COMMISSION
                       450 Fifth Street, N.W.
                     Washington, D. C.   20549
                 ----------------------------------

                           FORM 10-SB/A-1
            General Form for Registration of Securities

                Pursuant to Section 12(b) or (g) of
                The Securities Exchange Act of 1934


                   GEM INTERNATIONAL (USA), INC.
       (Exact name of registrant as specific in its charter)

Nevada                             87-0628796
(State of Incorporation)           (I.R.S. Employer
                                   Identification No.)

                        1720 Hampton Drive
                    Coquitlam, British Columbia
                           Canada V3E 3C9
       (Address of executive offices, including postal code)


Registrant's telephone number:     (604) 941-0458

Copies to:                         Conrad C. Lysiak, Esq.
                                   601 West First Avenue
                                   Suite 503
                                   Spokane, Washington   99201

Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE
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                          (Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

                            COMMON STOCK
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                          (Title of Class)

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ITEM 1.   DESCRIPTION OF BUSINESS.

History

     Gem International (USA), Inc. (the "Company") was incorporated
under the laws of the State of Nevada on December 21, 1998.     Gem is
a development stage company incorporated as a wholesale distributor of jewelry and gemstones. Gem intends to use utilize an Internet website to sell its jewelry and gemstones. Gem is in the process of developing its website, however, as of the date hereof, the website has not been completed and is currently not operational. The discussion of the website contained in this registration statement is forward looking in that it sets forth a plan of operation which has not been developed.
     Gem intends to sell stone-set, pearl and gold jewelry through the benefits of Internet retailing, thereby delivering consumers an opportunity to buy quality jewelry at low prices on the Internet. Gem intends to offer a selection stone-set, pearl and gold jewelry. Gem intends to offer detailed product information, helpful shopping services and merchandising through an easy-to-use Web pages. In addition, Gem intends to offer consumers the convenience and flexibility of shopping twenty-four hours a day, seven days a week.

         Gem is in the process of developing its online store. Its website address will be www.buyritejewels.com. As of the date hereof, Gem has not had adequate funds to complete the development of its website. Gem believes that it will need $65,000 to complete the development of its website and estimates, subject to receipt of the $65,000, that the website will be completely operational in December 2000.

     During the last two years, Gem spent $10,844.35 ($-0- in 1998 and $10,844.35 in 1999) on research and development activities. The activities were directly related to the development of its website. The costs related to the research and development were not borne by customers, but were financed through the sale of equity securities.

     Gem has retained NetNations Communications Inc. ("NetNations") as its outside technology provider to develop its website. NetNations will provide the following services and products for the website: disk space, bandwidth, 155 mbit backbone, pop mailboxes, e-mail forwarding, e-mailing aliasing, auto responder, front page support, unlimited FTP access, java chat, hotmetal/miva scipt, shopping cart, secure transactions signio support, cypercash support, macromedia flash and
true speech.   The foregoing allow Gem to make retail sales of its
jewelry, promote its products in an attractive fashion, and communicate with its customers on-line.

     Gem also believes that the lack of financial security on the Internet is hindering economic activity thereon. To ensure the security of transactions occurring over the Internet, U.S. federal regulations require that any computer software used within the United States contain a 128-bit encoding encryption, while any computer software exported to a foreign country contain a 40-bit encoding encryption. There is uncertainty as to whether the 128-bit encoding encryption required by the U.S. is sufficient security for transactions occurring

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over the Internet. Accordingly, there is a danger that any financial
(credit card) transaction via the Internet will not be a secure transaction. Accordingly, risks such as the loss of data or loss of service on the Internet from technical failure or criminal acts are now being considered in the system specifications and in the security precautions in the development of the website. There is no assurance that such security precautions will be successful.

      Other than investigating potential technologies and recruiting personnel in support of Gem's business purpose, Gem has had no material business operations since its inception in 1998. At present Gem has yet to acquire or develop the necessary technology assets in support of its business purpose to become a Web-based retailer focused on the distribution of jewelry and gemstones.

     The Internet is a world-wide medium of interconnected electronic and/or computer networks. Individuals and companies have recently recognized that the communication capabilities of the Internet provide a medium for not only the promotion and communication of ideas and concepts, but also for the presentation and sale of information, goods and services.

Shopping at Gem's On-line Store

     Gem's online store will be located at www.buyritejewels.com.

Convenient Shopping Experience.

     Gem's online store     will provide customers with an easy-to-use
Web site. The website will be available 24 hours a day, seven days a week and will be reached from the shopper's home or office. Gem's online store will enable it to deliver a broad selection of products to customers in rural or other locations that do not have convenient
access to physical stores.  Gem also intends to make      the shopping
experience convenient by categorizing its products into easy-to-shop departments. These include earrings, bracelets and necklaces, pearls, gold and other jewelry.

Customer Service.

     Gem     intends to provide a customer service department via email where consumers can resolve order and product questions. Furthermore,
Gem will insure      consumer satisfaction by offering a money back
guaranty.

Online Retail Store

    Gem     intends to design its online retail store to be the primary place for consumers to purchase jewelry.  Gem believes its Online
Retail Store will be      an easy-to-use online store.




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Shopping at the Online Store

    Gem believes that the sale of jewelry products over the Web can offer attractive benefits to consumers. These include enhanced selection, convenience, quality, ease-of-use, depth of content and information, and competitive pricing. Key features of Gem's Online Store include:

Browsing

     Gem's Online Store     will offer consumers with a several subject
areas and special features arranged in a simple, easy-to-use format intended to enhance product selection. By clicking on a category
names, the consumer will move      directly to the home page of the
desired category and can view promotions and featured products.

Selecting a Product and Checking Out.

     To purchase products, consumers     will simply click on the "add
to cart" button to add products to their virtual shopping cart.
Consumers will be able to      add and subtract products from their
shopping cart as they browse around Gem's Online Store, prior to making a final purchase decision, just as in a physical store. To execute orders, consumers click on the "checkout" button and, depending upon whether the consumer has previously shopped at Gem's Online Store are
prompted to supply shipping details online. Gem     will also offer
consumers a variety of gift wrapping and shipping options during the checkout process. Prior to finalizing an order by clicking the "submit"
button, consumers will be shown      their total charges along with the
various options chosen at which point consumers still have the ability to change their order or cancel it entirely.

Paying.

     To pay for orders, a consumer must use a credit card, which is authorized during the checkout process, but which is charged when the customer's items are shipped from Gem's distribution facility. Gem's
Online Store     will use      a security technology that works with
the most common Internet browsers and makes it virtually impossible for unauthorized parties to read information sent by its consumers.

         Gem offers its customers a full refund for any reason if the customer returns the purchased item within thirty days from the date of sale in the same condition it was sold to the customer. After thirty days, Gem will not refund any money to a customer.

    Gem believes that the sale of jewelry and gemstone products over the Web can offer attractive benefits to consumers. These include enhanced selection, convenience, ease-of-use, and competitive pricing.





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     The success of Gem may be affected by fluctuations of the price of the mining of the gemstones and raw materials for the manufacturing of the jewelry products, and government agencies. Such factors are beyond the control of Gem and may render commercial distribution of mining of the gemstone and raw materials impossible. It is possible that no matter what the outcome is of any distribution, evaluation, acquisition, or development programs of Gem, factors beyond the control of Gem may operate to render commercial distribution of jewelry and precious stones impossible.

Source of Jewelry

     Gem currently buys its jewelry from Queensland Opal, NL in Queensland, New South Wales, Australia on consignment. Queensland Opal is owned and controlled by Michael A. Cox, Gem's President.

Competition

     The electronic commerce market is new, rapidly evolving and intensely competitive. The market for information resources is more mature but also intensely competitive. Gem expects competition to continue to intensify in the future. Competitors include companies with substantial customer bases in the computer and other technical fields. There can be no assurance that Gem can maintain a competitive position against current or future competitors, particularly those with greater financial, marketing, service, support, technical and other resources. The failure to maintain a competitive position within the market could have a material adverse effect on Gem's business, financial condition and results of operations. There can be no assurance that Gem will be able to compete successfully against current and future competitors, and competitive pressures faced by Gem may have a material adverse effect on Gem's business, financial condition and results of operations. See "Risk Factors - Competition."

     Competition in the distribution, wholesaling, merchandising, evaluation, acquisition, and development of gemstone and jewelry product business is intense. Numerous persons and entities are engaged in distribution, wholesaling, merchandising, development, evaluation, or acquisition, including companies or individuals possessing financial resources in excess of that available to Gem. Fluctuations in gold, silver, gemstone, labor prices and regulations set by various governmental agencies increase the risk to Gem. In the event Gem marketing/sales program prove to be economically or commercially unfeasible, Gem may seek out other distribution, wholesaling businesses. There can be no assurance, because of competitive conditions, the sufficient manufactures, gemstones, raw materials, equipment services and suppliers, will be available to Gem when needed or on term which would permit a profitable operation by Gem.

         Netjewels.com and Bluenile.com offer the same services as Gem. Upon initiating its website operations, Gem will be competing with the foregoing, in addition to non-Internet jewelry operations. Gem intends to offer its jewelry at competitive prices and services with the foregoing online jewelry operations. Gem's initial inventory of

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jewelry will be manufactured in Australia and will be promoted as such, thereby differentiating it from the foregoing and many other retail
jewelry stores.   Because Gem will be initiating its operations, it
faces the obstacles of any start-up business seeking an enterence into a competitive retail business.

Marketing

    Through newspaper, radio, magazine, brochure and email, advertising Gem will target purchasers of jewelry and gemstone products. Gem may utilize inbound links that connect directly to Gem's website from other sites. Potential customers can simply click on these links to become connected to Gem's website from search engines and community and affinity sites.

Insurance

     Gem maintains insurance in such amounts and covering such losses, contingencies and occurrences as Gem deems adequate to protect it and its property. The principal type of insurance includes a comprehensive liability policy covering legal liability for bodily injury or death of persons, and for damage to property owned by, or under the control of Gem, as well as damage to the property of others.

Employees; Identification of Certain Significant Employees.

     Gem is a development stage company and currently has no employees, exclusive of its of its Officers and Directors. See "Management." Gem intends to additional hire employees on an as needed basis. Gem is presently dependent upon the services of two of its principal officers, namely David Rambaran and Michael Cox. In the event either such individuals should leave Gem, there is no assurance that Gem can obtain the services of a suitable replacement.

Offices

     The offices of Gem, are located at     1720 Hampton Drive,
Coquitlam, British Columbia, Canada V3E 3C9, and its telephone number is (604) 941-0458.

Government Regulation

    Gem is not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, the Internet is increasingly popular. As a result, it is possible that a number of laws and regulations may be adopted with respect to the Internet.
These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action

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against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. Gem will not provide personal information regarding our users to third parties. However, the adoption of such consumer protection laws could create uncertainty in Web usage and reduce the demand for our products and services.

     Gem is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of such laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet market place. Such uncertainty could reduce demand for services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

     In addition, because Gem's products are available over the Internet in multiple states and foreign countries, other jurisdictions may claim that Gem is required to qualify to do business in each such state or foreign country. Gem is qualified to do business only in Nevada. Gem's failure to qualify in a jurisdiction where it is required to do so could subject it to taxes and penalties. It could also hamper Gem's ability to enforce contracts in such jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to Gem's business could have a material adverse effect on its business, results of operations and financial condition.

RISK FACTORS

         1. Gem has a limited history of earnings. Gem has a limited operating history and is subject to all of the risks inherent in a developing business enterprise including lack of cash flow and service acceptance. Gem has a limited history of earnings, its web site is not operational and it has been in the planning stage since December 1998.


     2. Gem is currently in the planning stage and has not initiated operations of its Internet store. At this time Gem is still at the business investigation and planning stage and has yet to acquire, license or develop the necessary software and hardware technology to offer the products and services that it proposes to offer. Gem's proposed plan of operations has not been completed as of the date hereof and there are no assurances that the plan will ever be
implemented.     Gem will be seeking qualified companies to implement
the foregoing, however, as of the date hereof, Gem has not entered into any negotiations with anyone to implement the foregoing technology.
      Without securing the necessary technology Gem will not be in a position to offer the services it is proposing.




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         3.    Gem has accumulated losses and anticipates operation
losses in the foreseeable future. The Company has current accumulated losses of $68,902 and anticipates that the losses will continue in the foreseeable future.

     4. Gem has not developed or obtained market acceptance of its services. Gem's success and growth will depend upon Gem's ability to market its services. Gem's success will also depend upon the profitable market's acceptance of, and Gem's ability to deliver and support its services. As of the date hereof, Gem has not achieved either.

     5. Gem is dependent upon a technology supplier. Gem currently relies upon NetNation Communications Inc as its outside technology supplier. While Gem believes that there are numerous outside technology suppliers that perform the same services as NetNation Communications Inc., a loss of NetNation's services could interfere with Gem's operations in the short run.

     6. Lack of liquidity and need for additional financing. Gem believes that it does not have the cash it needs for at least the next twelve months based upon its internally prepared budget. As such, Gem's auditors have expressed doubt that Gem can continue as a going concern. Further, Gem's cash requirements are not easily predictable and there is a possibility that its budget estimates will prove to be inaccurate. If Gem is unable to generate a positive cash flow, it will be required to curtail operations substantially and seek additional capital. There is no assurance that Gem will be able to obtain additional capital if required, or if capital is available, to obtain it on terms favorable to Gem. Gem may suffer from a lack of liquidity in the future which could impair its short-term marketing and sales efforts and adversely affect its results of operations.

         7. Matters over which Gem has no control may impact its success. Gem's success may be affected by matters over which it does not control, such as fluctuations of the cost of mining gemstones and the cost of raw materials for manufacturing jewelry products.

     8. We may be liable for customer losses from Internet credit card Fraud. We may be liable for customer losses from Internet credit card fraud. Customers who buy are merchandise on the Internet and use a credit card may have their credit card information appropriated by third parties or third parties may already have obtained a lost or stolen credit card and use it to buy merchandise. As a result, we may have delivered merchandise, but will not be paid for the merchandise by the credit card company that issued the card. Therefore, we will suffer the loss on the transaction.

     9.  Gem is in a competitive market.     Gem will compete with at
least two online Internet retail jewelers and all non-Internet retail jewelers, all of which, Gem believes, have greater financial, technical and marketing resources than Gem. The retail distribution of jewelry is intensely competitive and Gem expects the competition to continue and intensify in the future.

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     10.  Gem relies upon its directors and officers.  Gem is wholly dependent, at the present, upon the personal efforts and abilities of its officers and directors, Michael A. Cox, President and a member of the Board of Directors, and David D. Rambaran, Secretary and a member of the Board of Director, who exercise control over the day to day affairs of Gem. The loss of either Mr. Cox or Rambaran could significantly affect Gem's operations.

          11. Gem and Michael A. Cox have a conflict of interest. Gem and Michael A. Cox, Gem's President have a conflict of interest. Mr. Cox is the owner of Queensland Opal, NL from whom Gem acquires its inventory of jewelry. It is possible that Gem may be or will in the future, be paying Queensland more for its inventory than it would be paying an independent third party.

     12.   Gem may issue additional shares of common stock which would
dilute existing shareholders.   195,810,000 shares of Common Stock or
97.90% of the 200,000,000 authorized shares of Common Stock of Gem are unissued. The Board of Directors has the power to issue such shares, subject to shareholder approval, in some instances. Although Gem presently has no commitments, contracts or intentions to issue any additional shares to other persons, other than as described in this registration statement, Gem may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by Gem, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders.

         13. The Company's common stock is defined as a "penny stock" and as a result, shareholders may not be able to resell their shares. Gem's common stock is defined as a "penny stock" under the Securities and Exchange Act of 1934, and its rules. Because the common stock is a penny stock, shareholders may be unable to resell the shares. This is because the Securities Exchange Act of 1934 and the penny stock rules impose additional sales practice and disclosure requirements on broker-dealers who sell Gem's common stock to persons other than certain accredited investors. As a result, fewer broker/dealers, if any, are willing to make a market in the Gem's common stock which makes resales of the shares more difficult if not impossible.

     14. Gem will indemnify its officers and directors for securities liabilities. The laws of the state of Nevada provide that Gem could indemnify any director, officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the Corporation Act of the State of Nevada. Further, Gem may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by Gem and prevent any recovery from such officers, directors, agents and employees for losses incurred by Gem as a result of their actions. Further, Gem has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

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     15.  Gem's common stock does not contain provisions for cumulative voting, preemptive rights and control. There are no preemptive rights in connection with Gem's Common Stock. Shareholders may be further diluted in their percentage ownership of Gem in the event additional shares are issued by Gem in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of commons Stock, present in person or by proxy, will be able to elect all of Gem's board of directors.

     16. Gem does not intend to pay any dividends on its common stock. At the present time Gem does not anticipate paying dividends, cash or otherwise, on its common stock in the foreseeable future. Future dividends will depend on earnings, if any, of Gem, its financial requirements and other factors. As such, shareholders should not anticipate receiving any return on their investment through dividends.

     17. There are security risks connected with electronic commerce which could result in losses to Gem. A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. Gem intends to rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary for secure transmission of confidential information, such as credit card information. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the algorithms used by us to protect customer transaction data. If any such compromise of our security were to occur, it could seriously harm our reputation, business, financial condition and results of operations. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in customers' operations. Gem may be required to obtain and expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of the Internet and other online transactions and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of Gem or third-party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Gem's security measures may not prevent security breaches and failure to prevent such security breaches may seriously harm Gem's business, financial condition and results of operations.

     18. There could be a decrease in the expansion of the Internet which could have an adverse affect upon Gem. The growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may decrease the expansion of the Internet. A decline in the growth of the Internet could decrease demand for Gem's products and services and increase our cost of doing business, or otherwise seriously harm our business, financial condition and results of operations. Morever, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales tax, libel and personal privacy is uncertain and may take years to resolve. If Gem develops its products and services for use on the Internet in multiple states and foreign countries, such jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each such state and foreign country. The failure by Gem to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify. It is possible that the governments of other states and foreign countries also might attempt to regulate the content of our online store or prosecute us for violations of their laws. Violations of local laws may be alleged or charged by state or foreign governments. Further, we might unintentionally violate such laws and such laws may be modified and new laws may be enacted in the future. In addition, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission (the "FCC") in the same manner as other telecommunications services. The growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet use have begun to experience interruptions in phone service. As a result, local exchange carriers have petitioned the FCC to regulate Internet Service Providers ("ISPs") in a manner similar to long distance telephone carriers and to impose access fees on the ISPs If any effort to increase regulation of ISPs is successful, the expense of communicating on the Internet could increase substantially, potentially slowing the growth in the use of the Internet. Any such new legislation or regulation or application or interpretation of existing laws could seriously harm our business, financial condition and results of operations.

     19. In order to be successful, Gem believes it must promote its brand name which could result in large expenses. Gem believes that establishing, maintaining and enhancing the GEM INTERNATIONAL brand is critical to attracting customers. To do so, Gem expects to expand marketing initiatives and build a brand by providing a high-quality experience supported by a high level of customer service. To promote and maintain the GEM INTERNATIONAL brand, Gem expects to increase substantially financial expenditures, including marketing initiatives. If it fails to promote and maintain our brand, or if it incurs excessive expenses in an attempt to do so, Gem's business, operating results and financial condition would be. seriously harmed.

     20. If the development and growth of the Internet subsides, Gem's proposed growth could be curtailed. Gem intends to expand and provide its products and services through the Internet. Future operations could be substantially depend upon the acceptance and use of the Internet and other online services as an effective medium of commerce by target customers. Rapid growth in the use of and interest in the Internet, the Web and online services is a recent phenomenon. As a result, acceptance and use of the Internet may not continue to develop at historical rates and a sufficiently broad base of consumers may not adopt, and continue to use, the Internet and other online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products. In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. To the extent that the Internet continues to experience significant expansion in the number of users, frequency of use or bandwidth requirements, the infrastructure for the Internet may be unable to support the demands placed upon it. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally and Gem in particular.

     21. To remain competitive, Gem believes it will have to spend substantial sums of money on Internet technology. To remain competitive, Gem must continue to enhance and improve the responsiveness, functionality and features of its operations. The Internet and the electronic commerce industry are characterized by:
Rapid technological change; changes in user and customer requirements and preferences; frequent new product and service introductions embodying new technologies; and the emergence of new industry standards and practices. The evolving nature of the Internet could render our existing online store and proprietary technology and systems obsolete. Gem's success will depend, in part on its ability to: enhance its existing services; develop new services and products that address the increasingly sophisticated and varied needs of the customer; and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of a Web site and other proprietary technology entails significant technical and business risks. Gem may not successfully use new technologies effectively or adapt an online sites, proprietary technology and transaction-processing system to customer requirements or emerging industry standards. If Gem is unable, for technical, legal, financial or other reasons, to adapt in a timely manner, in response to changing market conditions or customer requirements, our business, financial condition and results of operations could be seriously harmed.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The statements included in this registration statement regarding future financial performance and results and the other statements that are not historical facts are forward-looking statements. The words "expect, " "project," "estimate, " "predict," "anticipate," "believes," "intends" and similar expressions are intended to identify forward-looking statements. Such statements are based upon current expectations of Gem and involve a number of risks and uncertainties and should not be considered as guarantees of future performance. Readers are cautioned not to place undue reliance on these forward looking statements.

         Gem has inadequate cash to maintain operations during the next twelve months and must raise additional cash in order to complete its website. In order to meet its cash requirements, Gem will have to raise additional capital through the sale of securities or loans. As of the date hereof, Gem has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, Gem has not initiated any negotiations for loans to Gem and there is no assurance that it will be able to raise additional capital in the future through loans. In the event that Gem is unable to raise additional capital, it may have to suspend or cease operations.

     Gem does not intend to conduct any research or development of its services during the next twelve months other than the development of its web-site as described herein. See "Business."

     Gem does not intend to purchase a plant or significant equipment.

     Gem will hire employees on an as needed basis, however, Gem does not expect any significant changes in the number of employees.

     Gem expects to earn additional revenues in the fourth quarter of 2000. There is no assurance, however, that Gem will earn said revenues as planned.

Results of Operations

         Gem has had limited operations to date and its activities have consisted primarily of raising equity capital. Accordingly, Gem is considered to be a development stage enterprise as defined in SFA 7. Operations to date have been funded by the sale of common stock along with related party debt. Future operations during the development state will be funded by a combination of common stock sales and long term debt.

     Gem will be primarily engaged in operating as a wholesale distributor of jewels and gemstones. The Company is planning to utilize the Internet for electronic commerce and is currently developing an Internet web-site for that purpose.

     As of the date hereof, the web-site has been designed and the front page completed. The portion of the web-site which consists of images and descriptions is approximately 30% completed. The balance of the web-site which consists of payment technology, inventory purchases, shipping and inventory control has yet to be completed.

     Gem had no revenue from its planned operations for the year ended December 31, 1999, and had a net loss for the year of $49,087. During
the three months ended March 31, 2000,     Gem generated $16,882 in
sales due mainly to trade show revenues.       The net loss from
inception (December 21, 1998) to March 31,2000 is $68,902. During the quarter ended June 30, 2000, the Company had revenue of $2,018 bringing total revenue from sales to $18,900 for the six months ended June 30, 2000, while the net loss amounted to $80,966 from inception to June 30, 2000.

     Gem anticipates minimal revenues from operations continuing until its web-site and infrastructure is fully developed. When Gem is fully operational, it expects the majority of revenues to come from wholesale customers.

     Given the current accumulated net losses and the anticipated future losses, there can be no assurance that Gem will achieve profitability or that if profitability is achieved, it will be sustained. Gem believes that its success will depend in large part on its ability to expand its operations into electronic commerce, encourage customer loyalty, and capitalize on the market for jewelry and precious stones. Accordingly, Gem intends to invest heavily in marketing and promotion, its direct sales and systems and infrastructure development. There can be no assurance that such expenditures will result in increased revenues or customer growth.

Liquidity and Capital Resources

     Gem had no working capital at September 15, 2000. Gem's ability to conduct operations depends upon Management's success in obtaining additional sources of financing primarily through the this and additional offerings, bank loans, joint ventures, or other arrangements.

Effects of Inflation

     Inflation has not had a significant impact on Gem's operations to date.

Web-site

     Revenues generated from the web-site for the six months ended March 31, 2000 and March 31, 1999 totalled $-0-. This was because the web-site had yet to generate revenues.

     Operating expenses relating to the web-site was approximately $3500 for the six months ending March 31, 2000 as compared with $0 for the six months ending March 31, 1999. This was as a result of the development of the web-site.


ITEM 3.   DESCRIPTION OF PROPERTIES.

     Gem does not own any real or personal property. Gem's only asset is cash.

     Gem's headquarters are located     1720 Hampton Drive, Coquitlam,
British Columbia Canada V3E 3C9 and its telephone number is (604) 941-0458. The Company use the property rent free.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT.

     The following table sets forth the Common Stock ownership of each person known by Gem to be the beneficial owner of five percent or more of Gem's Common Stock, each director individually and all officers and directors of Gem as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial.

Name and            Number of                          Percent
address of owner    Shares         Position            of Class

Michael A. Cox        500,000[1]   President and       11.93%
80 Edinburgh Road                  Director
Castlecrag NSW 2068
Australia

David Rambaran      2,500,000      Secretary and       59.66%
1720 Hampton Drive                 Director
Coquitlam, B.C.
Canada V3E 3C9

All officers and    3,000,000                          71.59%
directors as a
group (2 persons)

Clariden Bank       1,000,000                          23.86%
12 East 49th Street
New York, New York 10017

[1] Shares are held in the name of Queensland Opals NL, a corporation owned and controlled by Michael A. Cox, Gem's President.
     Queensland Opals NL is an Australian corporation in which Mr. Cox is the President and a member of the Board of Directors.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of Gem are as follows:

Name                Age       Position

Michael A. Cox      38        President and a member of the Board of
                              Directors

David Rambaran      38        Secretary and a member of the Board of
                              Director

     Each director serves for a term of one year and the directors are elected at the annual meeting of shareholders. Gem's officers are appointed by the Board of Directors and hold office at the discretion of the Board.

Michael A. Cox - President and member of the Board of Directors.

     Since inception, Mr. Cox has been the President and a member of the Board of Directors. From September 1988 to December 1995, he was an Investment Analyst with ABS White & Co., Ltd., Sydney, Australia, and for a short period of time a mining analyst with James Capel Ltd., of Sydney Australia. He has served or currently serves as a director and secretary for Australian Environmental Resources NL, Mildura, Australia, Opal Mining & Exploration NL, Sydney, Australia, and Queensland Opals NL, Milton, Australia, and Corundum Pty Ltd., and is the sole director of Chaoxs Pty Ltd. He graduated from Sydney Technical College in 1987, with a certificate of accounting. He received a Diploma of Gemology from the Gemological Association of Australia in 1984 and a Graduate Diploma of Diamond Technology in 1998. Gem currently has a verbal agreement for distribution of Queensland Opals NL's products.

David Rambaran - Secretary and a member of the Board of Directors

     Since inception, Mr. Rambaran has been the secretary and a member of the Board of Directors of Gem. He has fifteen years experience in all aspects of the jewelry industry, including marketing, research, analysis, manufacturing and product development, advertising, public relations, seeking new business opportunities, financial management, merchandising, and the facilitating of staff services. Mr. Rambaran is a native of London, England and studied Business Administration at the University of London for three years before immigrating to Canada in 1982. From March 1980 to September 1982, he was employed in the military department for the Kuwait Embassy in London, England. From July 1996 to September 1997, Mr. Rambaran served as president of Canadian Northern Lites. He is a member of the Canadian Jewelers Association and the AGTA Jewelers Association. Mr. Rambaran also is the President, Secretary, and founder of J.C.C. International, Inc.


ITEM 6.   EXECUTIVE COMPENSATION.

Summary Compensation.

     The following table sets forth the compensation paid by Gem from January 1, 1997 through December 31, 1999, for each officer and director of Gem. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

                     SUMMARY COMPENSATION TABLE

                                          Long-Term Compensation
               Annual Compensation           Awards              Payouts
                                         Securities
Names                            Other   Under    Restricted             Other
Executive                        Annual  Options/ Shares or              Annual
Officer and                      Compen- SARs[1]  Restricted   LTIP[2]   Compen-
Principal    Year   Salary Bonus sation  Granted  Share        Payouts   sation
Position     Ended  (US$)  (US$) (US$)   (#)      Units (US$)  (US$)     (US$)

Michael A.   1999   0      0     0       0        0            0         0
Cox          1998   0      0     0       0        0            0         0
 President   1997   0      0     0       0        0            0         0
 & Director

David        1999   0      0     0       0        0            0         0
Rambaran     1998   0      0     0       0        0            0         0
 Secretary   1997   0      0     0       0        0            0         0
 & Director


     Gem anticipates paying no salaries to its officers in 2000.

Option/SAR Grants.

     Information concerning individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs"), and freestanding SARs made during fiscal 1998 and options granted to date in fiscal 1999 to each of the Named Executive Officers is reflected in the table below.

Option/SAR Grants in Fiscal 1998 and to date in Fiscal 1999.

                                                        Potential
                                                        Realizable Value
                                                        at Assumed Annual
                                                        Rates of Stock
                                                        Price Appreciation
                            Individual Grants           for Option Term
------------------------------------------------------------------------------
                                          Percent of
                           Number of      Total
                           Securities     Options/SARs
                           Underlying     Granted to     Exercise
                           Options/SARs   Employees      or Base   Expiration
Name                       Granted (#)    in Fiscal Yr   Price     Date


Michael A. Cox             0              0%             $0.00     0

David Rambaran             0              0%             $0.00     0


Long-Term Incentive Plan Awards.

     Gem does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors.

     The members of the Board of Directors are not compensated by Gem for acting as such.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On December 31, 1998, Gem issued 500,000 shares of common stock to Michael A. Cox, Gem's President in consideration of $50.00. The foregoing shares were issued pursuant to Section 4(2) of the Securities Act of 1933 (the "Act").

     On December 31, 1998, Gem issued 2,500,000 shares of common stock to David Rambaran, Gem's President in consideration of $250.00. The foregoing shares were issued pursuant to Section 4(2) of the Act.

     On October 28, 1999, Gem issued 1,000,000 shares of common stock to Clariden Bank, in consideration of $100,000. The foregoing shares were issued pursuant to Reg. 504 of the Act.

     In December 1999, Gem loaned JCC International Investment Ltd $5,000 which is evidenced by a promissory note accruing interest at the
rate of 2% above the prime rate.     The current interest rate on the
promissory note is 7%.       JCC International Investments Ltd. is
owned and controlled by David Rambaran, Gem's Secretary

     Gem purchases its inventory of jewelry and gems from Queensland Opal NA a corporation owned and controlled by Michael A. Cox, Gem's
President.     Gem received a consignment of inventory from Queensland
Opal N.L. valued at $140,000.

         Michael Cox owns 11.93% of Gem's outstanding shares of common stock.

     Dave Rambaran owns 59.66% of the Company's outstanding shares of common stock.

     Clariden Bank is incorporated in the State of New York. Clariden Bank owns 23.86% of Gem's outstanding shares of common stock.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock

     The authorized Common Stock of Gem consists of 200,000,000 shares, $0.001 par value per share. All shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they choose to do so, elect all of the directors of Gem.

     Upon liquidation, dissolution or winding up of Gem, the assets of Gem, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of Gem and have no right to require Gem to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of Gem, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Transfer Agent

     Gem's transfer agent is Madison Stock Transfer, PO Box 0145,
Brooklyn, NY 11229-0145 and its telephone number is (718) 627- 4453.


                               PART II

ITEM 1.   MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     No market exists for Gem's securities and there is no assurance that a regular trading market will develop, or if developed, that it will be sustained. A shareholder in all likelihood, therefore, will be unable to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept Gem's securities as pledged collateral for loans unless a regular trading market develops.

     There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of Gem's securities. Gem plans to file or have filed the required forms with the National Association of Securities Dealers, Inc. (the "NASD") requesting that Gem's common stock be listed on the Bulletin Board operated by the NASD when this registration statement is declared effective by the Securities and Exchange Commission (the "Commission") and Gem has satisfied all comments made by the Commission.

     There are no outstanding options or warrants, or other securities convertible into, common equity of Gem. Of the 4,190,000 shares of common stock outstanding as of May 15, 2000, 4,100,000 shares were issued to Gem's officers, directors, and beneficial owners, of more than 10% of Gem's shares, and may only be resold in compliance with Rule 144 of the Securities Act of 1933.

     There are no shares of common stock currently being proposed to be publicly offered (pursuant to an employee benefit plan or dividend reinvestment plan) the offering of which could have a material adverse effect upon the market price of Gem's common stock.

     As of May 15, 2000, Gem has 35 holders of record of its common stock.

     Gem has not paid any dividends since it is inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future.

SEC Rule 15g

     Gem's shares are covered by Section 15g of the Securities Act of 1933, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell Gem's securities and also may affect the ability of purchasers to sell their shares in the secondary market.

     Section 15g also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one-page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as "bid" and "offer" quotes, a dealers "spread" and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in causes of fraud in penny stock transactions; and, the NASD's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.


ITEM 2.   LEGAL PROCEEDINGS.

     Gem is not a party to any pending or threatened litigation and to its knowledge, no action, suit or proceedings has been threatened against its officers and its directors.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There have been no disagreements on accounting and financial disclosures from the inception of Gem through the date of this Registration Statement.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

      Gem has 4,190,000 shares of Common Stock issued and outstanding as of May 15, 2000. Of the 4,190,000 shares of Gem's Common Stock outstanding, 90,000 shares are freely tradeable and 4,100,000 shares can only be resold in compliance with Reg. 144 adopted under the Securities Act of 1933 (the "Act").

     In general, under Rule 144 as currently in effect, a person (or persons whose Shares are aggregated) who has beneficially owned Shares privately acquired directly or indirectly from Gem or from an affiliate, for at least one year, or who is an affiliate, is entitled to sell within any three month period a number of such Shares that does not exceed the greater of 1% of the then outstanding shares of Gem's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks, immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about Gem. A person (or persons whose Shares are aggregated) who is not deemed to have been an affiliate at any time during the 90 day preceding a sale, and who has beneficially owned Restricted Shares for at least two years, is entitled to sell all such Shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions or notice requirements.

      The following sets forth in chronological order the sale of unregistered securities:

     On December 31, 1998,Gem issued 500,000 shares of common stock to Michael A. Cox, Gem's President in consideration of $50.00. The foregoing shares were issued pursuant to Section 4(2) of the Securities Act of 1933 (the "Act").

     On December 31,1998,Gem issued 2,500,000 shares of common stock to David Rambaran, Gem's President in consideration of $250.00. The foregoing shares were issued pursuant to Section 4(2) of the Act.

     On December 31,1998, Gem issued 100,000 shares of common stock to Michael D. Cohen in consideration of $10.00. The foregoing shares were issued pursuant to Section 4(2) of the Act.

     In April 6, 1998, Gem issued 90,000 shares of common stock to thirty-one persons in consideration of $9,000. The foregoing shares were issued pursuant to Reg. 504 of the Act.

     On October 28, 1998,Gem issued 1,000,000 shares of common stock to Clariden Bank, in consideration of $100,000. The foregoing shares were issued pursuant to Reg. 504 of the Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The laws of the state of Nevada under certain circumstances provide for indemnification of Gem's Officers, Directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to Gem's Articles of Incorporation and to the statutory provisions.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in Gem's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of Gem is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action.
In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in Gem's best interest, and have not been adjudged liable for negligence or misconduct.

     Gem's Articles of Incorporation and Bylaws contain provisions which provide for indemnification to the fullest extent provided by Nevada law.

                               PART F/S

     Financial statement begin on the following page.

Board of Directors
Gem International (USA), Inc.
Coquitlam, BC
Canada

                    INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheets of Gem International
(USA), Inc. (a development stage company) as of December 31, 1999 and 1998 and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1999, for the period from Decmeber 21, 1998 to December 31, 1998, and from inception (December 21, 1998) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gem International (USA), Inc. (a development stage company) as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the year ended December 31, 1999, for the period from Decmeber 21, 1998 to December 31, 1998, and from inception (December 21, 1998) to December 31, 1999 in conformity with generally accepted accounting principles.

As discussed in Note 2, the Company has been in the development stage since its inception on December 21, 1998. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding the resolution of this issue are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Williams and Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
April 26, 2000

GEM INTERNATIONAL (USA), INC.
(A Development Stage Company)
BALANCE SHEETS

                                        December 31,   December 31,
                                            1999           1998
ASSETS
CURRENT ASSETS
 Cash and cash equivalents              $      841     $       -
 Note receivable                             5,128             -
                                        ----------     -----------
     Total Current Assets                    5,969             -
                                        ----------     -----------
PROPERTY, PLANT AND EQUIPMENT
 Computer equipment                          7,000             -
 Office equipment                            5,861             -
 Accumulated depreciation                   (1,636)            -
                                        ----------     -----------
     Total Property Plant and Equipment     11,225             -
                                        ----------     -----------
OTHER ASSETS
 Organization costs                            -               213
 Rent deposit                                  300             -
                                        ----------     -----------
     Total Other Assets                        300             213
                                        ----------     -----------
TOTAL ASSETS                                17,494             213
                                        ==========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
 CURRENT LIABILITIES
 Accounts payable                           16,978             -
 Note payable to related party              39,329             213
                                        ----------     -----------
     Total Current Liabilities              56,307             213
                                        ----------     -----------
COMMITMENTS AND CONTINGENCIES                  -               -

STOCKHOLDERS' EQUITY (DEFICIT)
 Common stock, $0.0001 par value;
  5,000,000,000 shares authorized,
  3,190,000 shares issued and outstanding      319             -
 Additional paid-in capital                  9,955             -
 Deficit accumulated during
  development stage                        (49,087)            -
                                        ----------     -----------
     Total Stockholders' Equity (Deficit)  (38,813)            -
                                        ----------     -----------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT)                       $   17,494     $       213
                                        ==========     ===========

   The accompanying notes are an integral part of these financial statements.
                                F-2

                   GEM INTERNATIONAL (USA), INC.
                   (A Development Stage Company)
                      STATEMENTS OF OPERATIONS

                        Year Ended   Period Ended Inception
                        December 31, December 31, (December 21, 1998)
                           1999         1998      to December 31,
                                   1999
REVENUES                 $      -   $        -   $         -
                         ---------- ------------ -------------
GENERAL AND ADMINISTRATIVE
EXPENSES
 Advertising                 22,806          -          22,806
 Depreciation                 1,636          -           1,636
 Bank charges                    69          -              69
 Excise and duty charges      5,778          -           5,778
 Freight                        771          -             771
 Management fees              6,000          -           6,000
 Office expense               1,157          -           1,157
 Professional expense         6,274          -           6,274
 Rent and storage               800          -             800
 Telephone and utilities      2,089          -           2,089
 Travel                       1,086          -           1,086
                         ---------- ------------ -------------
     Total Expenses          48,466          -          48,466
                         ---------- ------------ -------------
LOSS FROM OPERATIONS        (48,466)         -         (48,466)
                         ---------- ------------ -------------
OTHER INCOME (EXPENSES)
 Interest income                130          -             130
 Interest expense              (751)         -            (751)
                         ---------- ------------ -------------
     Total Other Income
      (Expenses)               (621)         -            (621)
                         ---------- ------------ -------------
LOSS BEFORE INCOME TAXES    (49,087)         -         (49,087)
INCOME TAXES                    -            -             -
                         ---------- ------------ -------------
NET LOSS                 $  (49,087)$        -   $      (9,087)
                         ========== ============ =============
BASIC AND DILUTED NET LOSS PER
 COMMON SHARE            $      nil $        nil $         nil
                         ========== ============ =============
WEIGHTED AVERAGE NUMBER OF
 BASIC AND DILUTED COMMON
 SHARES OUTSTANDING       1,866,877          -       1,817,093
                         ========== ============ =============



   The accompanying notes are an integral part of these financial statements.

                   GEM INTERNATIONAL (USA), INC.
                   (A Development Stage Company)
                 STATEMENT OF STOCKHOLDERS' EQUITY

                                                       Accumulated
                                             Addi-     Deficit
                         Common Stock        tional    During
                         Number              Paid-in   Development
                         of Shares  Amount   Capital   Stage       Total

Stock issued in April
 1999 for an average
 price of $0.003 per
 share                    3,190,000 $   319 $   8,991 $      -     $   9,310
Cash contributed
 for start up costs              -       -        213        -           213
Imputed interest on
 loan from shareholder           -       -        751        -           751
Net loss for the year
 ending December 31, 1999        -       -    (49,087)       -       (49,087)
                         ---------- ------- ---------  --------    ---------
Balances at
 December 31, 1999        3,190,000 $   319 $   9,955  $ (49,087)  $ (38,813)
                         ========== ======= =========  =========   =========





























   The accompanying notes are an integral part of these financial statements.

                   GEM INTERNATIONAL (USA), INC.
                    (A Development Stage Company)
                      STATEMENTS OF CASH FLOWS
                                                       Inception
                            Year ending  Period ending (12/31/98)
                            December 31, December 31,  to
                            1999         1998          12/31/99
Cash flows from operating activities:
 Net loss                   $   (49,087) $       -   $    (49,087)
 Adjustments to reconcile net
 loss to net cash used by
 operating activities:
  Depreciation expense           1,636           -          1,636
  Imputed interest                 751           -            751
  Accrued interest income         (128)          -           (128)
 Change in assets and liabilities:
  Organization costs               213         (213)           -
  Accounts payable              16,978           -         16,978
                           -----------  -----------  ------------
     Net cash used by
      operating activities     (29,637)        (213)      (29,850)
                           -----------  -----------  ------------
Cash flows from investing activities:
 Deposit paid                     (300)          -           (300)
 Purchase computer equipment    (7,000)          -         (7,000)
 Purchase office equipment      (5,861)          -         (5,861)
 Short term note receivable     (5,000)          -         (5,000)
                           -----------  -----------  ------------
 Net cash used by investing
  activities                   (18,161)          -        (18,161)
                           -----------  -----------  ------------
Cash flows from financing activities:
 Proceeds from sales of
  common stock                   9,310           -          9,310
 Proceeds from related
  party loan                    39,329          213        39,542
                           -----------  -----------  ------------
 Net cash provided by financing
  activities                    48,639          213        48,852
 Net increase (decrease) in cash
  and cash equivalents             841           -            841
 Cash and cash equivalents
  beginning of period               -            -             -
                           -----------  -----------  ------------
 Cash and cash equivalents at
  end of period            $       841  $        -   $        841
                           ===========  ===========  ============
Supplemental cash flow disclosures:
 Income taxes paid         $        -   $        -   $         -
 Interest paid             $        -   $        -   $         -
Non-cash financing items:
 Imputed interest on note
  payable                  $       751  $        -   $        751
 Accrued interest on note
  receivable               $       128  $        -   $        128

                   GEM INTERNATIONAL (USA), INC.
                   (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                         December 31, 1999

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Gem International (USA), Inc. (hereinafter "the Company") was incorporated on December 21, 1998 under the laws of the State of Nevada for the purpose of wholesale distribution of jewelry and gemstones. The Company maintains offices in Blaine, Washington. The Company's fiscal year-end is December 31.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Gem International
(USA), Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Development Stage Activities

The Company has been in the development stage since its formation in December 1998 and has not yet realized any revenues from its planned operations. It is primarily engaged in wholesale distribution of jewelry and gemstones.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company incurred a net loss of $49,087 for the year ended December 31, 1999 and had no sales. The future of the Company is dependent upon its ability to obtain financing and upon future successful operations. Management has plans to seek additional capital through a public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

                   GEM INTERNATIONAL (USA), INC.
                   (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                         December 31, 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (continued)

Cash and Cash Equivalents

For purposes of its statement of cash flows, the Company considers money market accounts and all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Loss Per Share

Basic and diluted loss per common share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Diluted loss per share is the same as basic loss per share, as there were no common stock equivalents outstanding.

Inventories

The company has no inventory as of December 31, 1999, however the Company holds approximately $152,000 worth of inventory, valued at cost, on consignment from a related party, Queensland Opal N.L. (an Australian Corporation). See Note 5. This inventory remains the property of Queensland Opal N.L., which is responsible for maintaining insurance on the inventory, until it is sold, returned, lost, stolen, damaged, or destroyed.

Depreciation

The cost of property, plant, and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the declining balance method as follows and amounted to $1,636 for the year ended December 31, 1999:

     Computer Equipment                 30% declining balance
     Office Furniture and Equipment     20% declining balance

For income tax purposes, the statutory depreciation methods are used.

Provision for Taxes

At December 31, 1999, the Company had net operating loss of approximately $49,000. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

                   GEM INTERNATIONAL (USA), INC.
                   (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                         December 31, 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (continued)

Revenue Recognition

As noted in its statement of operations, Gem International (USA), Inc. has not produced any revenue in the period ended December 31, 1999. When the Company does generate revenue, the net sale, gross proceeds less cost, will be recognized at the point title transfers from consignor to purchaser.

Derivative Instruments

In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

At December 31, 1999, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Impaired Asset Policy

In March 1995, the Financial Accounting Standards Board issued a statement titled "Accounting for Impairment of Long-lived Assets." In complying with this standard, the Company will review its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. Asset values will be adjusted using the discounted future cash flows expected to be received for the assets. The Company does not believe any adjustments are needed to the carrying value of its assets at December 31, 1999.

                   GEM INTERNATIONAL (USA), INC.
                   (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                         December 31, 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Website Development

An outside consultant is developing the Company's website to sell the Company's products in the future. The development costs incurred in this project, in the amount of $10,884 for the year ended December 31, 1999, are expensed as incurred in accordance with SOP 98-1, and are included in advertising expenses.

Translation of Foreign Currency

The Company has adopted Financial Accounting Standard No. 52. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at rates of exchange in effect at the balance sheet date. Gains or losses are included in income for the year, except gains or losses relating to long-term debt, which are deferred and amortized over the remaining term of the debt. Non-monetary assets and liabilities and items recorded in the income statement arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

Foreign Operations

The accompanying balance sheet includes $17,494 relating to the Company's assets in Canada. Although this country is considered politically and economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company's operations.

NOTE 3 - COMMON STOCK

In April 1999, 3,190,000 shares of common stock were issued for cash at an average value of $0.003 per share.

NOTE 4 - ADDITIONAL PAID IN CAPITAL

During the year ended December 31, 1998, shareholders contributed $213 for start up costs. At December 31, 1999, the Company owed $39,329 to the president of the Company in the form of a note, which had no stated interest rate. Interest was imputed using the applicable federal rate which was 5.59% at the date the note was initiated (October 1, 1999). This transaction resulted in an additional paid-in capital transaction of $751.

                   GEM INTERNATIONAL (USA), INC.
                   (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                         December 31, 1999

NOTE 5 - RELATED PARTIES

The Company holds inventory on consignment from a stockholder, Queensland Opal N.L. (an Australian Corporation), hereinafter
"Queensland." Queensland is owned and controlled by the Company's president. See Note 2.

During the period ended December 31, 1999, the Company loaned funds in the amount of $5,000 to JCC International Investments, Ltd., which is controlled by the Company's secretary and main shareholder. Interest is being charged at prime plus 2% (10.25%) on this uncollateralized obligation. The Company expects to collect on this note by June 2000. For additional related party transactions see
Note 4.

NOTE 6 - YEAR 2000 ISSUES

Like other companies, Gem International (USA), Inc. could be adversely affected if the computer systems the Company, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and elevators, etc. Any costs associated with Year 2000 compliance are expensed when incurred. At this time, there have been no adverse affects relating to the Year 2000 issue.

NOTE 7 - INTANGIBLE ASSETS

During 1998, Gem International (USA), Inc. incurred organization costs of $213. These organization costs were being amortized over the useful life of sixty months beginning December 21, 1998. In accordance with SOP 98-5 (effective for fiscal years beginning after December 15, 1998), the Company has written off its all organization costs in the year ending December 31, 1999.

Board of Directors
Gem International (USA), Inc.
Coquitlam, BC
Canada

                     Accountant's Review Report

We have reviewed the accompanying balance sheet of Gem International
(USA), Inc. (a development stage company) as of March 31, 2000 and the related statements of operations, stockholders' equity and cash flows for the three months then ended and from inception (December 21, 1998) to December 31, 1999. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures applied to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The financial statements for the period ended December 31, 1999 were audited by us and we expressed an unqualified opinion on them in our report dated April 26, 2000, but we have not performed any auditing procedures since that date.

As discussed in Note 2, the Company has been in the development stage since its inception on December 21, 1998. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding the resolution of this issue are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Williams and Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, WA
May 15, 2000

GEM INTERNATIONAL (USA), INC.
(A Development Stage Company)
BALANCE SHEETS
                                             March 31,  December 31,
                                               2000         1999
                                            (Unaudited)
ASSETS
CURRENT ASSETS
 Cash and cash equivalents                 $    59,213  $       841
 Accounts receivable                            15,660          -
 Inventory                                       6,677          -
 Note receivable                                 5,266        5,128
                                           -----------  -----------
   Total Current Assets                         86,816        5,969
                                           -----------  -----------
PROPERTY, PLANT AND EQUIPMENT
 Office equipment                               17,954       12,861
 Accumulated depreciation                       (2,473)      (1,636)
                                           -----------  -----------
   Total Property, Plant and Equipment          15,481       11,225
                                           -----------  -----------
OTHER ASSETS
 Deposits                                          300          300
                                           -----------  -----------
   Total Other Assets                              300          300
                                           -----------  -----------
TOTAL ASSETS                               $   102,597  $    17,494
                                           ===========  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
 Accounts payable                          $    21,346  $    16,978
 Note payable to related party                  39,329       39,329
                                           -----------  -----------
   Total Current Liabilities                    60,675       56,307
                                           -----------  -----------
COMMITMENTS AND CONTINGENCIES                      -            -
                                           -----------  -----------
STOCKHOLDERS' EQUITY (DEFICIT)
 Common stock, $0.0001 par value;
  5,000,000,000 shares authorized,
  4,190,000 and 3,190,000 shares issued
  and outstanding, respectively                    419          319
 Additional paid-in capital                    110,405        9,955
 Deficit accumulated during development stage  (68,902)     (49,087)
                                           -----------  -----------
   Total Stockholders' Equity (Deficit)         41,922      (38,813)
                                           -----------  -----------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT)                          $   102,597  $    17,494
                                           ===========  ===========


       See accompanying notes and accountant's review report.
                                F-2

                   GEM INTERNATIONAL (USA), INC.
                   (A Development Stage Company)
                      STATEMENTS OF OPERATIONS

                                      Three Months    Inception
                                      Ended       (December 21, 1998)
                                      March 31, 2000  March 31, 2000
                                     (Unaudited)      (Unaudited)

REVENUES                              $     16,882  $       16,882
COST OF REVENUES                            13,092          13,092
                                      ------------  --------------
GROSS PROFIT                                 3,790           3,790
                                      ------------  --------------
GENERAL AND ADMINISTRATIVE EXPENSES
 Advertising                                 6,063          28,869
 Depreciation                                  837           2,473
 Bank charges                                   53             122
 Excise and duty charges                       -             5,778
 Freight                                       289           1,060
 Management fees                            12,000          18,000
 Office expense                              3,736           4,893
 Professional expense                           15           6,289
 Rent and storage                              200           1,000
 Telephone and utilities                       -             2,089
 Travel                                        -             1,086
                                      ------------  --------------
   Total Expenses                           23,193          71,659
                                      ------------  --------------
LOSS FROM OPERATIONS                       (19,403)        (67,869)
                                      ------------  --------------
OTHER INCOME (EXPENSES)
 Interest income                               138             268
 Interest expense                             (550)         (1,301)
                                      ------------  --------------
   Total Other Income (Expenses)              (412)         (1,033)
                                      ------------  --------------
LOSS BEFORE INCOME TAXES                   (19,815)        (68,90
INCOME TAXES                                   -               -
                                      ------------  --------------
NET LOSS                              $    (19,815) $      (68,902)
                                      ============  ==============
BASIC AND DILUTED NET LOSS PER
COMMON SHARE                          $      (0.01) $        (0.03)
                                      ============  ==============
WEIGHTED AVERAGE NUMBER OF BASIC AND
DILUTED COMMON SHARES OUTSTANDING        3,211,978       2,089,485
                                      ============  ==============




       See accompanying notes and accountant's review report.

                   GEM INTERNATIONAL (USA), INC.
                   (A Development Stage Company)
                 STATEMENT OF STOCKHOLDER'S EQUITY

                                               Accumulated
                    Common Stock    Additional Deficit During
                    Number          Paid-in    Development
                    of Shares Amount Capital   Stage         Total

Stock issued in
 April 1999 for an  3,190,000 $  319 $   8,991 $       -   $   9,310
 average price of
 $0.003 per share

Cash contributed for
 start up costs           -      -         213         -         213

Imputed interest on
 loan from shareholder    -      -         751         -         751

Net loss for the year
 ending December 31,
 1999                     -      -         -       (49,087)  (49,087)
                    --------- ------ --------- ----------- ---------
Balances at
 December 31, 1999  3,190,000    319     9,955     (49,087)  (38,813)

Stock issued for
 $0.10 per share    1,000,000    100    99,900         -     100,000

Imputed interest
 on loan from shareholder -      -         550         -         550

Net loss for the three months
 ended March 31, 2000     -      -         -       (19,815)  (19,815)
                    --------- ------ --------- ----------- ---------
Balance at
 March 31, 2000
 (Unaudited)        4,190,000 $  419 $ 110,405 $   (68,902)$  41,922
                    ========= ====== ========= =========== =========








       See accompanying notes and accountant's review report.

                   GEM INTERNATIONAL (USA), INC.
                   (A Development Stage Company)
                      STATEMENTS OF CASH FLOWS
                                                     Inception
                                     Three Months (December 21, 1998)
                                        Ended            to
                                    March 31, 2000  March 31, 2000
                                     (Unaudited)     (Unaudited)

Cash flows from operating activities:
 Net loss                            $    (19,815)   $    (68,902)
 Adjustments to reconcile net loss to
  net cash used by operating activities:
 Depreciation expense                         837           2,473
 Imputed interest                             550           1,301
 Accrued interest income                     (138)           (266)
 Change in assets and liabilities:
 Accounts receivable                      (15,660)        (15,660)
 Organization costs                           -               213
 Accounts payable                           4,368          21,346
 Inventory                                 (6,677)         (6,677)
 Deposits                                     -              (300)
                                     ------------    ------------
   Net cash used by operating activities  (36,535)        (66,472)
                                     ------------    ------------
Cash flows from investing activities:
 Purchase computer and office equipment    (5,093)        (17,954)
 Short term note receivable                   -            (5,000)
                                     ------------    ------------
   Net cash used by investing activities   (5,093)        (22,954)
                                     ------------    ------------
Cash flows from financing activities:
 Proceeds from sales of common stock      100,000         109,310
 Proceeds from related party loan             -            39,329
                                     ------------    ------------
   Net cash provided by financing
    activities                            100,000         148,639
                                     ------------    ------------
 Net increase in cash and cash equivalents 58,372          59,213
 Cash and cash equivalents beginning
  of period                                   841             -
                                     ------------    ------------
 Cash and cash equivalents at end
  of period                          $     59,213    $     59,213
                                     ============    ============
Supplemental cash flow disclosures:
 Income taxes paid                   $        -      $        -
 Interest paid                       $        -      $        -
Non-cash items
 Capital contribution for imputed
  interest                           $        550    $      1,301
 Accrued interest income             $        138    $        266

       See accompanying notes and accountant's review report.
                                F-5

                   GEM INTERNATIONAL (USA), INC.
                   (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                           March 31, 2000

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Gem International (USA), Inc. (hereinafter "the Company") was incorporated on December 21, 1998 under the laws of the State of Nevada for the purpose of wholesale distribution of jewelry and gemstones. The Company commenced activity in April 1999. The Company maintains offices in Coquitlam, British Columbia, Canada and Blaine, Washington. The Company's fiscal year-end is December 31.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Gem International
(USA), Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Development Stage Activities

The Company has been in the development stage since its formation in December 1998 and has not yet realized any significant revenues from its planned operations. It is primarily engaged in wholesale distribution of jewelry and gemstones.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company incurred a net loss of $19,815 for the three month period ended March 31, 2000, has an accumulated deficit of $68,902, and had minimal sales. The future of the Company is dependent upon its ability to obtain financing and upon future successful and profitable operations. Management has plans to seek additional capital through a public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

                   GEM INTERNATIONAL (USA), INC.
                   (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                           March 31, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss Per Share

Basic and diluted net loss per common share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Diluted loss per share is the same as basic loss per share, as there were no common stock equivalents outstanding.

Inventories

The Company had $6,677 in inventory as of March 31, 2000. Inventory is purchased periodically for special orders only and is stated at the lower of cost (using specific identification) or market.

The Company holds approximately $140,000 worth of inventory, valued at cost, on consignment from a related party, Queensland Opal N.L. (an Australian Corporation). See Note 6. This inventory remains the property of Queensland Opal N.L., which is responsible for maintaining insurance on the inventory, until the inventory is sold, returned, lost, stolen, damaged, or destroyed.

Revenue Recognition

The Company recognizes the net sale, gross proceeds less cost, at the point when title transfers from consignor to purchaser.

Revenues from special orders not on consignment are recognized when title transfers to purchaser.

Cash and Cash Equivalents

For purposes of its statement of cash flows, the Company considers money market accounts and all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

                   GEM INTERNATIONAL (USA ), INC.
                   ( A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                           March 31, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation

The cost of property, plant, and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the declining balance method as follows and amounted to $837 for the three-month period ended March 31, 2000:
          Computer Equipment                 30% declining balance
          Office Furniture and Equipment     20% declining balance

For income tax purposes, the statutory depreciation methods are used.

Advertising Costs

Advertising costs are charged to operations when incurred.
Advertising expenses for the three-month period ended March 31, 2000 amounted to $6,063.

Provision for Taxes

At March 31, 2000, the Company had an accumulated net operating loss of approximately $68,000. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Impaired Asset Policy

In March 1995, the Financial Accounting Standards Board issued a statement titled "Accounting for Impairment of Long-lived Assets."
In complying with this standard, the Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. Asset values will be adjusted using the discounted future cash flows expected to be received for the assets. The Company does not believe any adjustments are needed to the carrying value of its assets at March 31, 2000.

                   GEM INTERNATIONAL (USA), INC.
                   (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                           March 31, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Website Development

An outside consultant is developing the Company's website to sell the Company's products in the future. The development costs incurred in this project, in the amount of $10,884 for the period from inception (December 21, 1998) through March 31, 2000, are expensed as incurred in accordance with SOP 98-1, and are included in advertising expenses.

Translation of Foreign Currency

The Company has adopted Financial Accounting Standard No. 52. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at rates of exchange in effect at the balance sheet date. Gains or losses are included in income for the year, except gains or losses relating to long-term debt, which are deferred and amortized over the remaining term of the debt. Non-monetary assets and liabilities and items recorded in the income statement arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

Interim Financial Statements

The interim financial statements as of and for the three months ended March 31, 2000 included herein have been prepared for the Company without audit. They reflect all adjustments, which are, in the opinion of management, necessary to present fairly the results of operations for these periods. All such adjustments are normal recurring adjustments. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full fiscal year.

Derivative Instruments

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

At March 31, 2000, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

                   GEM INTERNATIONAL (USA), INC.
                   (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                           March 31, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassifications

Certain amounts from prior periods have been reclassified to conform with the current period presentation. This reclassification has resulted in no changes to the Company's accumulated deficit or net losses presented.

NOTE 3 - CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains cash balances at a bank in British Columbia, Canada. The Canadian dollar account is insured up to a maximum of $60,000 per account. However, the United States dollar account is not insured.

NOTE 4 - COMMON STOCK

In April 1999, 3,190,000 shares of common stock were issued for cash at an average value of $0.003 per share.

During the three-month period ending March 31, 2000, 1,000,000 shares of common stock were issued for $0.10 per share.

NOTE 5 - ADDITIONAL PAID IN CAPITAL

During the year ended December 31, 1998, shareholders contributed $213 for start up costs. At March 31, 2000, the Company owed $39,329 to the president of the Company in the form of an uncollateralized note, which had no stated interest rate. However, interest is imputed using the applicable federal rate, which was 5.59% at the date the note was initiated (October 1, 1999). This transaction resulted in additional paid-in capital of $550 for the three-month period ended March 31, 2000.

NOTE 6 - RELATED PARTIES

The Company holds inventory on consignment from a stockholder, Queensland Opal N.L. (an Australian Corporation), hereinafter
"Queensland." Queensland is owned and controlled by the Company's president. See Note 2.

During the period ended December 31, 1999, the Company loaned funds in the amount of $5,000 to a company, which is controlled by the Company's secretary and main shareholder. Interest is being charged at prime plus 2% (10.25%) on this uncollateralized obligation. The Company expects to collect on this note by June 2000. For additional related party transactions see Note 5.

                   GEM INTERNATIONAL (USA), INC.
                   (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                           March 31, 2000

NOTE 7 - INTANGIBLE ASSETS

During 1998, Gem International (USA), Inc. incurred organization costs of $213. These organization costs were being amortized over sixty months beginning December 21, 1998. In accordance with SOP 98-5 (effective for fiscal years beginning after December 15, 1998), the Company has written off all its organization costs in the year ending December 31, 1999.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Foreign Operations

The accompanying balance sheet includes $102,597 relating to the Company's assets in Canada. Although this country is considered politically and economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company's operations.

NOTE 9 - YEAR 2000 ISSUES

Like other companies, Gem International (USA), Inc. could be adversely affected if the computer systems the Company, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and elevators, etc. Any costs associated with Year 2000 compliance are expensed when incurred. At this time, there have been no adverse affects relating to the Year 2000 issue.

Board of Directors
Gem International (USA), Inc.
Coquitlam, BC
Canada

                     Accountant's Review Report

We have reviewed the accompanying balance sheet of Gem International
(USA), Inc. (a development stage company) as of June 30, 2000 and the related statements of operations, stockholders' equity and cash flows for the six months then ended and for the period from inception (December 21, 1998) to June 30, 2000. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures applied to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The financial statements for the period ended December 31, 1999 were audited by us and we expressed an unqualified opinion on them in our report dated April 26, 2000, but we have not performed any auditing procedures since that date.

As discussed in Note 2, the Company has been in the development stage since its inception on December 21, 1998. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding the resolution of this issue are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Williams and Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, WA
August 22, 2000

GEM INTERNATIONAL (USA), INC.
(A Development Stage Company)
BALANCE SHEETS
                                          June 30,     December 31,
                                            2000           1999
                                        (Unaudited)
ASSETS
CURRENT ASSETS
 Cash and cash equivalents              $      1,838   $       841
 Accounts receivable                          15,660           -
 Inventory                                     6,677           -
 Note receivable, related party               53,659         5,000
 Accrued interest receivable                     939           128
                                        ------------   -----------
   Total Current Assets                       78,773         5,969
                                        ------------   -----------
PROPERTY, PLANT AND EQUIPMENT
 Office equipment                             17,954        12,861
 Accumulated depreciation                     (3,311)       (1,636)
                                        ------------   -----------
   Total Property, Plant and Equipment        14,643        11,225
                                        ------------   -----------
OTHER ASSETS
 Deposits                                        300           300
                                        ------------   -----------
   Total Other Assets                            300           300
                                        ------------   -----------
TOTAL ASSETS                            $     93,716   $    17,494
                                        ============   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
 Accounts payable                       $     23,980   $    16,978
 Note payable, related party                  39,329        39,329
                                        ------------   -----------
   Total Current Liabilities                  63,309        56,307
                                        ------------   -----------
COMMITMENTS AND CONTINGENCIES                    -             -
                                        ------------   -----------
STOCKHOLDERS' EQUITY (DEFICIT)
 Common stock, $0.0001 par value;
  5,000,000,000 shares authorized,
  4,190,000 and 3,190,000 shares
   issued and outstanding, respectively          419           319
 Additional paid-in capital                  110,954         9,955
 Deficit accumulated during development stage(80,966)      (49,087)
                                        ------------   -----------
Total Stockholders' Equity (Deficit)          30,407       (38,813)
                                        ------------   -----------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT)                       $     93,716   $    17,494
                                        ============   ===========

       See accompanying notes and accountant's review report.

                   GEM INTERNATIONAL (USA), INC.
                   (A Development Stage Company)
                      STATEMENTS OF OPERATIONS

                              Six Months  Six Months   Inception
                                Ended      Ended  (December 21, 1998)
                          June 30,2000 June 30, 1999 to June 30, 2000
                              (Unaudited) (Unaudited)  (Unaudited)
REVENUES                 $    18,900    $        -     $     18,900
COST OF REVENUES              14,423             -           14,423
                         -----------    ------------   ------------
GROSS PROFIT                   4,477             -            4,477
                         -----------    ------------   ------------
GENERAL AND ADMINISTRATIVE EXPENSES
 Advertising                   6,063             -           28,869
 Depreciation                  1,675             -            3,311
 Bank charges                    128               6            197
 Excise and duty charges         -               -            5,778
 Freight                         289             -            1,060
 Licenses and fees               100             -              100
 Management fees              12,000             -           18,000
 Office expense                5,116             -            6,273
 Professional expense          9,457           1,000         15,731
 Rent and storage                500             -            1,300
 Telephone and utilities         -               -            2,089
 Travel                        1,006             -            2,092
                         -----------    ------------   ------------
     Total Expenses           36,334           1,006         84,800
                         -----------    ------------   ------------
LOSS FROM OPERATIONS         (31,857)         (1,006)       (80,323)
                         -----------    ------------   ------------
OTHER INCOME (EXPENSES)
 Interest income               1,077             -            1,207
 Interest expense             (1,099)            -           (1,850)
                         -----------    ------------   ------------
     Total Other Income
      (Expenses)                 (22)            -             (643)
                         -----------    ------------   ------------
LOSS BEFORE INCOME TAXES     (31,879)         (1,006)       (80,966)
INCOME TAXES                     -               -              -
                         -----------    ------------   ------------
NET LOSS                 $   (31,879)   $     (1,006)  $    (80,966)
                         ===========    ============   ============
BASIC AND DILUTED NET LOSS PER
 COMMON SHARE            $     (0.01)   $        nil   $      (0.03)
                         ===========    ============   ============
WEIGHTED AVERAGE NUMBER
 OF BASIC AND DILUTED COMMON
 SHARES OUTSTANDING        3,695,495       3,190,000      3,009,069
                         ===========    ============   ============

      See accompanying notes and accountant's review report.

                   GEM INTERNATIONAL (USA), INC.
                   (A Development Stage Company)
                 STATEMENT OF STOCKHOLDERS' EQUITY

                                                      Accumulated
                           Common Stock      Additional Deficit During
                           Number            Paid-in    Development
                           of Shares  Amount Capital    Stage        Total

Stock issued in April 1999
 for an average price of
 $0.003 per share         3,190,000  $  319  $  8,991  $      -   $  9,310

Cash contributed for
 start up costs                 -       -         213         -        213

Imputed interest on
 loan from shareholder          -       -         751         -        751

Net loss for the year
 ending December 31, 1999       -       -         -       (49,087) (49,087)
                         ----------  ------  --------  ---------- --------
Balances at
 December 31, 1999        3,190,000     319     9,955     (49,087) (38,813)

Stock issued for $0.10
 per share                1,000,000     100    99,900         -    100,000

Imputed interest on
 loan from shareholder          -       -       1,099         -      1,099

Net loss for the six months ended
 June 30, 2000 (Unaudited)      -       -         -       (31,879) (31,879)
                         ----------  ------  --------  ---------- --------
Balance at June 30, 2000
 (Unaudited)              4,190,000  $  419  $110,954  $  (80,966)$ 30,407
                         ==========  ======  ========  ========== ========












       See accompanying notes and accountant's review report.

                   GEM INTERNATIONAL (USA), INC.
                   (A Development Stage Company)
                      STATEMENT OF CASH FLOWS
                                                                   Inception
                                       Six Months    Six Months    (12/21/1998)
                                       Ended         Ended         to
                                       June 30, 2000 June 30, 1999 06/30/00
                                       (Unaudited)   (Unaudited)   (Unaudited)

Cash flows from operating activities:
 Net loss                               $   (31,879) $   (1,006)   $  (80,966)
Adjustments to reconcile net loss to net cash used
 by operating activities:
 Depreciation expense                        1,675           -          3,311
 Imputed interest                            1,099           -          1,850
Change in assets and liabilities:
 Accounts receivable                       (15,660)          -        (15,660)
 Accrued interest income                      (811)          -           (939)
 Inventory                                  (6,677)          -         (6,677)
 Accounts payable                            7,002        1,000        23,980
 Deposits                                       -            -           (300)
                                       -----------   ----------    ----------
 Net cash used by operating activities     (45,251)          (6)      (75,401)
                                       -----------   ----------    ----------
Cash flows from investing activities:
 Purchase computer and office equipment     (5,093)      (9,000)      (17,954)
 Investment in short-term note receivable  (58,393)          -        (63,393)
 Payments received from short
  term note receivable                       9,734           -          9,734
                                       -----------   ----------    ----------
Net cash used by investing activities      (53,752)      (9,000)      (71,613)
                                       -----------   ----------    ----------
Cash flows from financing activities:
 Proceeds from sales of common stock       100,000        9,000       109,310
 Proceeds from related party loan               -            -         39,542
                                       -----------   ----------    ----------
 Net cash provided by
  financing activities                     100,000        9,000       148,852
                                       -----------   ----------    ----------
 Net increase in cash and cash equivalents     997           (6)        1,838
 Cash and cash equivalents beginning
  of period                                    841           -             -
                                       -----------   ----------    ----------
 Cash and cash equivalents at
  end of period                        $     1,838   $       (6)   $    1,838
                                       ===========   ==========    ==========

Supplemental cash flow disclosures:
 Income taxes paid                     $        -    $       -     $       -
 Interest paid                         $        -    $       -     $       -

Non-cash items:
 Capital contribution for imputed
  interest                             $     1,099   $       -      $   1,850








       See accompanying notes and accountant's review report.

                   GEM INTERNATIONAL (USA), INC.
                   (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                           June 30, 2000

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Gem International (USA), Inc. (hereinafter "the Company") was incorporated on December 21, 1998 under the laws of the State of Nevada for the purpose of wholesale distribution of jewelry and gemstones. The Company commenced activity in April 1999. The Company maintains offices in Coquitlam, British Columbia, Canada and Blaine, Washington. The Company's fiscal year-end is December 31.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Gem International
(USA), Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Development Stage Activities

The Company has been in the development stage since its formation in December 1998 and has not yet realized any significant revenues from its planned operations. It is primarily engaged in wholesale distribution of jewelry and gemstones.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company incurred a net loss of $31,879 for the six month period ended June 30, 2000, has an accumulated deficit of $80,966, and had minimal sales. The future of the Company is dependent upon its ability to obtain financing and upon future successful and profitable operations. Management has plans to seek additional capital through a public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

                   GEM INTERNATIONAL (USA), INC.
                   (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                           June 30, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Per Share

Basic and diluted net loss per common share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Diluted loss per share is the same as basic loss per share, as there were no common stock equivalents outstanding.

Inventories

The Company had $6,677 in inventory as of June 30, 2000. Inventory is purchased periodically for special orders and display purposes only and is stated at the lower of cost (using specific identification) or market.

The Company holds approximately $140,000 worth of inventory, valued at cost, on consignment from a related party, Queensland Opal N.L. (an Australian Corporation). See Note 6. This inventory remains the property of Queensland Opal N.L., which is responsible for maintaining insurance on the inventory, until the inventory is sold, returned, lost, stolen, damaged, or destroyed.

Revenue Recognition

The Company recognizes the net sale, gross proceeds less cost, at the point when title transfers from consignor to purchaser.

Revenues from special orders, not on consignment, are recognized when title transfers to purchaser.

Cash and Cash Equivalents

For purposes of its statement of cash flows, the Company considers money market accounts and all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Advertising Costs

Advertising costs are charged to operations when incurred. Advertising expenses for the six-month period ended June 30, 2000 amounted to $6,063.

                   GEM INTERNATIONAL (USA), INC.
                   (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                           June 30, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

The cost of property, plant, and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the declining balance method as follows and amounted to $1,675 for the six-month period ended June 30, 2000:

     Computer Equipment                 30% declining balance
     Office Furniture and Equipment     20% declining balance

For income tax purposes, the statutory depreciation methods are used.

Provision for Taxes

At June 30, 2000, the Company had an accumulated net operating loss of approximately $80,000. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Impaired Asset Policy

In March 1995, the Financial Accounting Standards Board issued a statement titled "Accounting for Impairment of Long-lived Assets."
In complying with this standard, the Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. Asset values will be adjusted using the discounted future cash flows expected to be received for the assets. The Company does not believe any adjustments are needed to the carrying value of its assets at June 30, 2000.

                   GEM INTERNATIONAL (USA), INC.
                   (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                           June 30, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Website Development

An outside consultant is developing the Company's website to sell the Company's products in the future. The development costs incurred in this project, in the amount of $10,884 for the period from inception (December 21, 1998) through June 30, 2000, are expensed as incurred in accordance with SOP 98-1 and are included in advertising expenses.

Translation of Foreign Currency

The Company has adopted Financial Accounting Standard No. 52. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at rates of exchange in effect at the balance sheet date. Gains or losses are included in income for the year, except gains or losses relating to long-term debt, which are deferred and amortized over the remaining term of the debt. Non-monetary assets and liabilities and items recorded in the income statement arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

Interim Financial Statements

The interim financial statements as of and for the six months ended June 30, 2000 included herein have been prepared for the Company without audit. They reflect all adjustments, which are, in the opinion of management, necessary to present fairly the results of operations for these periods. All such adjustments are normal recurring adjustments. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full fiscal year.

Derivative Instruments

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

At June 30, 2000, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

                   GEM INTERNATIONAL (USA), INC.
                   (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                           June 30, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Certain amounts from prior periods have been reclassified to conform with the current period presentation. This reclassification has resulted in no changes to the Company's accumulated deficit or net losses presented.

NOTE 3 - CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains cash balances at a bank in British Columbia, Canada. The Canadian dollar account is insured up to a maximum of $60,000 per account. However, the United States dollar account is not insured.

NOTE 4 - COMMON STOCK

In April 1999, 3,190,000 shares of common stock were issued for cash at an average value of $0.003 per share.

During the six-month period ending June 30, 2000, 1,000,000 shares of common stock were issued for $0.10 per share.

NOTE 5 - ADDITIONAL PAID-IN CAPITAL

During the year ended December 31, 1998, shareholders contributed $213 for start up costs. At June 30, 2000, the Company owed $39,329 to the president of the Company in the form of an uncollateralized note, which had no stated interest rate. However, interest is imputed using the applicable federal rate, which was 5.59% at the date the note was initiated (October 1, 1999). This transaction resulted in additional paid-in capital of $1,099 for the six-month period ended June 30, 2000.

NOTE 6 - RELATED PARTIES

The Company holds inventory on consignment from a stockholder, Queensland Opal N.L., an Australian Corporation, (hereinafter
"Queensland.") Queensland is owned and controlled by the Company's president. See Note 2.

                   GEM INTERNATIONAL (USA), INC.
                   (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                           June 30, 2000

NOTE 6 - RELATED PARTIES (Continued)

During the period ended December 31, 1999, the Company loaned funds in the amount of $5,000 to a company, which is controlled by the Company's secretary and main shareholder. Interest is being charged at prime plus 2% (10.25%) on this uncollateralized obligation. The Company received full payment on this note, plus $266 in accrued interest in April 2000.

On April 1, 2000, the Company loaned additional funds in the amount of $58,393 to a company which is controlled by the Company's secretary and main shareholder. Interest is being charged at 7% per annum on this uncollateralized obligation. The Company intends to collect on this note before December 31, 2000. On June 30, 2000, the balance owing is $53,659, plus accrued interest. For additional related party transactions, see Note 5.

NOTE 7 - INTANGIBLE ASSETS

During 1998, Gem International (USA), Inc. incurred organization costs of $213. These organization costs were being amortized over sixty months beginning December 21, 1998. In accordance with SOP 98-5 (effective for fiscal years beginning after December 15, 1998), the Company has written off all its organization costs in the year ending December 31, 1999.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Foreign Operations

The accompanying balance sheet includes $93,716 relating to the Company's assets in Canada. Although this country is considered politically and economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company's operations.

NOTE 9 - YEAR 2000 ISSUES

Like other companies, Gem International (USA), Inc. could be adversely affected if the computer systems the Company, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and elevators, etc. Any costs associated with Year 2000 compliance are expensed when incurred. At this time, there have been no adverse effects relating to the Year 2000 issue.

                               PART III

ITEM 1.  INDEX TO EXHIBITS.

Exhibit No.    Description

3.1 *          Articles of Incorporation.

3.2 *          Bylaws.

3.3 *          Amended Articles of Incorporation.

4.1 *          Specimen Stock Certificate.

27.2           Financial Data Schedule.

*    Previously filed.

                            SIGNATURES

     In accordance with Section 12 of the Securities Ace of 1934, the registrant caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized:

                         GEM INTERNATIONAL (USA), INC.


                         BY:  /s/ Michael A. Cox
                              Michael A. Cox,
                              President and Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Michael A. Cox, as true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intends and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10SB Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures               Title                         Date


/s/ Michael A. Cox
Michael A. Cox           President, Chief Executive    10/18/2000
                         Officer and a member of the
                         Board of Directors

/s/ David Rambaran
David Rambaran           Secretary/Treasurer, Chief    10/18/2000
                         Financial Officer and a
                         member of the Board of
                         Directors